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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                             WCI Communities, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    92923C
------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2003
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------           --------------------------------------
CUSIP No. 92923C              13G                          Page 2 of 6 Pages
-----------------------------           --------------------------------------

--------- --------------------------------------------------------------------
1. Name of Reporting Persons: Mary-Ann Wilson, as Trustee of the Alfred Hoffman Jr. 2003 Long Term Trust
          I.R.S. Identification Nos. of above persons (entities only):

--------- --------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group     (a) [_]
                                                               (b) [_]
--------- --------------------------------------------------------------------
3.        SEC Use Only

--------- --------------------------------------------------------------------
4.        Citizenship or Place of Organization:  United States

--------------------------- ------ -------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  5,238,096

                            ------ -------------------------------------------
  BENEFICIALLY OWNED BY     6.     Shared Voting Power: 0

                            ------ -------------------------------------------
     EACH REPORTING         7.     Sole Dispositive Power: 4,988,096

                            ------ -------------------------------------------
      PERSON WITH           8.     Shared Dispositive Power: 250,000

--------------------------- ------ -------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting
          Person: 5,238,096

--------- --------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)
                                                                    [_]
--------- --------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9): 8.32%

--------- --------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  IN

--------- --------------------------------------------------------------------

Item 1(a).      Name of Issuer:

                WCI Communities, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                24301 Walden Center Drive, Suite 300, Bonita Springs,
                FL  34134

Item 2(a).      Name of Person Filing:

                Mary-Ann Wilson, as Trustee of the Alfred Hoffman Jr. 2003 Long Term Trust

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                401 North Michigan Avenue, Suite 1900, Chicago,
                Illinois 60611

Item 2(c).      Citizenship:

                United States

Item 2(d).      Title of Class of Securities:

                Common Stock

Item 2(e).      CUSIP Number:

                92923C

Item 3. If this Statement is Filed Pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or (c), check whether the person filing is a:

      (a)       [_]     Broker or dealer registered under Section 15 of the
                        Act (15 U.S.C. 78o).

      (b)       [_]     Bank as defined in section 3(a)(6) of the Exchange
                        Act (15 U.S.C. 78c)

      (c)       [_]     Insurance company as defined in Section 3(a)(19)
                        of the Act (15 U.S.C. 78c).

      (d)       [_]     Investment company registered under Section 8
                        of the Investment Company Act of 1940 (15 U.S.C.
                        80a-8).

      (e)       [_]     An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E);

      (f)       [_]     An employee benefit plan or endowment fund in
                        accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g)       [_]     A parent holding company or control person in
                        accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h)       [_]     A savings association as defined in Section
                        3(b) of the Federal Deposit Insurance Act (12
                        U.S.C. 1813);

      (i)       [_]     A church plan that is excluded from the
                        definition of an investment company under Section
                        3(c)(14) of the Investment Company Act of 1940 (15
                        U.S.C. 80-a3);

      (j)       [_]     Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.         Ownership.

      (a)       Amount beneficially owned: 5,238,096

      (b)       Percent of class:

      See Item 11 of cover page.

      (c)       Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote: 5,238,096

                (ii)  Shared power to vote or to direct the vote: -0-

                (iii) Sole power to dispose or to direct the disposition
                      of: 4,988,096

                (iv) Shared power to dispose or to direct the disposition of: 250,000.

Item 5.         Ownership of Five Percent or Less of a Class

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.

                The Alfred Hoffman Jr. 2003 Long Term Trust (the "Trust") has the right to receive 100% of the dividends of the common stock, if any, identified in Item 9 of the cover page. The reporting person is the trustee of the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not applicable.

Item 8.         Identification and Classification of Members of the Group

                Not applicable.

Item 9.         Notice of Dissolution of Group

                Not applicable.

Item 10.        Certification

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 2004
                                       --------------------------
                                                    Date


                                      /s/  Mary-Ann Wilson, as Trustee of the
                                      Alfred Hoffman Jr. 2003 Long Term Trust
                                      ----------------------------------------
                                                      Signature

                                      Mary-Ann Wilson, as Trustee of the
                                      Alfred Hoffman Jr. 2003 Long Term Trust